Reserve Capital Policy

Approved by Board of Directors on June 29, 2006
Effective August 1, 2006
(Amended August 24, 2006)

I. Retained Earnings Minimum

A. Objectives

The Bank’s retained earnings objectives are to –

(1) Protect the redemption value of capital stock;

(2) Maintain sufficient retained earnings to facilitate safe and sound operations;

(3) Ensure the Bank’s ability to pay a relatively stable dividend with a high degree of certainty; and

(4) Comply with policies established by the Board as well as rules and regulations promulgated by the Federal Housing Finance Board (Finance Board).

B. Roles and Responsibilities

The Bank’s ALCO is responsible for reviewing and recommending retained earnings policies and procedures in conformity with Finance Board rules and regulations to the Board. ALCO reviews and approves procedures relating to the Bank’s retained earnings objectives and monitors compliance with all measurements and limits.

C. Measurements & Limits

The Bank’s Retained Earnings Minimum level shall be the greater of:

♦ Limits set by Finance Board rules and regulations; or

♦ Limit defined by the Bank’s calculation of its Market Risk, Credit Risk and Operational Risk. For purposes of this policy the calculation of each portion of risk is defined as:

•	Market Risk: 6 month moving average of the FHFB VaR calculation based on a 6 month holding period at a 99% confidence level divided by square root of 2. (This measures the 3 month potential loss due to market risk at a 99% confidence level, if the FHFB revises its process for calculating VaR the Bank will continue to operate under the previous method until a full review of the revised process and any necessary changes to this policy are complete and approved by the Board.

•	Credit Risk: Credit risk inherent in the advances, MPF, investment, and derivative portfolio measured in accordance with the Bank’s Credit Risk Management Policy at a AA confidence level.

•	Operational Risk: $30 million consistent with historical analysis performed by the Bank.

D. Reporting & Controls

The Chief Risk Officer is responsible for calculating the Bank’s retained earnings minimum level and reporting the results to ALCO monthly.

ALCO reviews and approves the Bank’s retained earnings minimum level and reports to the Board the results as part of the Board’s dividend approval process.

The Board will review the policy annually and revise as necessary.

II. Dividend Limits

A. Objectives

The Bank’s dividend policy is to maintain an appropriate level of retained earnings to facilitate safe and sound operations while providing members a relatively stable dividend.

B. Roles & Responsibilities

ALCO reviews and recommends dividend payments to the Board.

The Capital Markets Division is responsible for:

♦ Providing ALCO with analysis to facilitate in the recommendation of a dividend payment to the Board.

C. Measurements & Limits

The Bank shall set a dividend limit equal to the lower of:

•	The average 3 month LIBOR rate during the period plus 15 basis points; or

•	The average estimated dividend payout available under a stress test as defined by:

•	10 year time horizon;

•	Constant Advance balance;

•	Constant operating expenses;

•	Declining mortgage balance;

•	Base, +/- 100 basis point interest rate scenarios; and

•	Estimate of required retained earnings minimum.

Estimated dividend payout would include forecasted earnings and previously retained earnings available after meeting the Bank’s forecasted retained earnings minimum.

This method provides a conservative estimate of a long-term sustainable dividend for the Bank.

An exception can be made to the above given:

♦ The Bank’s calculation of a conservative long-term sustainable dividend as defined in bullet point #2 of section C above, is greater then the average 3 month LIBOR rate during the period plus 15 basis points for at least four consecutive quarters; and

♦ Payment of such dividend would not cause the Bank to be in violation of Section I of this Policy.

This exception offers a trigger for identifying the prudent return of capital to members while maintaining safe and sound operations.

In addition to the above, the Bank shall further limit the amount of any dividend paid to the GAAP income earned in the fiscal period for which the dividend is declared until the Policy is reviewed by the Board on the earlier to occur of: (1) the effective date of any final rule of the Federal Housing Finance Board requiring the Bank to maintain certain retained earnings levels; or (2) June 2007.

D. Reporting & Controls

The Bank’s Disclosure Committee will be responsible for the appropriate dissemination of the Bank’s dividend to members and the public.

The Bank’s Accounting Department will be responsible for the accurate payment of the dividend to members.

III. Risk Management – Limits and Controls

A. Objectives

To ensure safe and sound operations of the Bank by limiting dividend payments during periods where violations of risk limits defined below have occurred.

B. Roles & Responsibilities

ALCO provides oversight of the Bank’s reserve capital policy by reviewing risk management measures effecting the overall risk position of the Bank and reporting to the Board risk measures in violation, or likely to violate limits defined in section III. C of this Policy.

The Financial Risk Management Department is responsible for:

♦	Recommending appropriate interest rate risk management limits to ALCO; and

♦	Monitoring limits and reporting results to ALCO.

♦	The Credit and Collateral Department is responsible for:

♦	Recommending appropriate credit risk management limits to ALCO; and

♦	Monitoring limits and reporting results to ALCO.

C. Measurements & Limits

All of the following limits relating to interest rate risk are defined as:

“..... the risk that changes in interest rates may adversely affect an institution’s financial condition and performance. More specifically, interest rate risk is the sensitivity of an institution’s cash flows, reported earnings, and economic value to changes in interest rates.”1

Therefore, the Board acknowledges that the liquidation value of the Bank is not equal to the economic value.2 Additionally, due to the Bank’s restatement certain risk management measures need to be adjusted to accurately reflect the Bank’s current risk position. Limits defined below identify adjustments needed.

A violation of any of the following limits would result in a reduction of the dividend calculated in section II. C of this Policy:

1.	Market Value of Capital Stock: Net market value of capital stock, adjusted for normalizing the LIBOR option adjusted spread of the mortgage portfolio, will be greater than or equal to $95 per share (par $100 per share) in the base case after adjusting for restatement;

2.	Realized losses resulting in actual retained earnings below level determined in section I. C of this Policy; or

3.	Market Value of Equity to Book Value of Equity (MVE/BVE): MVE/BVE, adjusted for normalizing the LIBOR option adjusted spread of the mortgage portfolio, will be greater than or equal to 90% in the base case after adjusting for restatement.

Violations of limits numbered 1 or 2 above would require reducing the dividend by the lower of:

Half the amount calculated in section II. C of this Policy; or

Amount required to be within compliance 12 months after violation. If the Bank remains non-compliant 12 months after initial violation, dividend is to be reduced by half the amount calculated in section II. C of this Policy.

Violation of limit numbered 3 above would require a review and recalculation of dividend defined by section II. C of this Policy.

D. Reporting & Controls

The Financial Risk Management Department reports on risk management limits to ALCO on at least a monthly basis.

ALCO reports to the Board risk measures in violation, or likely to violate limits defined in section III. C of this Policy during the dividend recommendation process.

1 Interest rate risk as defined in Advisory Bulletin 04-5 of the Federal Housing Finance Board.

2 Majority of the difference for the Bank between liquidation value and economic value is attributable to LOAS of the mortgage portfolio.